UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                                Lightbridge, Inc.

                                (Name of Issuer)

                                  Common Stock

                         (Title of Class of Securities)

                                   53226 10 7

                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 6 Pages

CUSIP No. 53226 10 7                    13G                  Page 2 of 6 Pages

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Massachusetts Capital Resource Company
               04-263-1251
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                  (b) |x|

--------------------------------------------------------------------------------
  3    SEC USE ONLY


--------------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       Massachusetts

--------------------------------------------------------------------------------
                     5   SOLE VOTING POWER  1,309,958
    NUMBER OF
                    ------------------------------------------------------------
      SHARES         6   SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY
                    -----------------------------------------------------------
       EACH          7   SOLE DISPOSITIVE POWER  1,309,958
    REPORTING
      PERSON
                    ------------------------------------------------------------
       WITH          8   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    1,309,958

--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN |x|
       SHARES*

--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                      8.05%

--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON *

               PN

--------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 6 Pages

                                  SCHEDULE 13G

Item 1(a)      Name of Issuer:

                                Lightbridge, Inc.

     1(b)      Address of Issuer's Principal Executive Offices:

                                281 Winter Street
                                Waltham, MA 02154

Item 2(a)      Name of Person Filing:
                    Massachusetts Capital Resource Company

     2(b)

               Address of Principal Business Office or, if none, Residence:

                    420 Boylston Street
                    Boston, Massachusetts 02116

     2(c)      Citizenship:

                    Massachusetts

     2(d)      Title of Class of Securities:

                    Common Stock

     2(e)      CUSIP Number:

                    53226 10 7

Item 3    If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b):

               The reporting person is a group, in accordance with Rule 13d-1(b)(ii)(H)


Item 4    Ownership:

     4(a)      Amount beneficially owned:

               The reporting person owns 179,442 shares of Common Stock of Lightbridge, Inc. In addition, the reporting person owns warrants and convertible securities which are convertible into 500,000 and 630,516 shares of Common Stock, respectively. The reporting person is accordingly deemed to beneficially own 1,309,958 shares. This figure does not include 75,000 shares beneficially owned as of December 31, 1996 by John Hancock Advisers, Inc., an indirect wholly-owned subsidiary of one of the partners of the reporting person, John Hancock Mutual Life Insurance Company. See
               Item 8 and Exhibit A.


                               Page 3 of 6 Pages

     4(b)      Percent of Class:

                              8.05%

     4(c)      Number of shares as to which such person has:

                (i) sole power to vote or to direct the vote:

                              1,309,958

               (ii) shared power to vote or to direct the vote:

              (iii) sole power to dispose or to direct the disposition of:

                              1,309,958

               (iv) shared power to dispose or to direct the disposition of:

Item 5         Ownership of Five Percent or Less of a Class:

                    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
                    securities, check the following:                  |_|

Item 6         Ownership of More than Five Percent on Behalf of Another Person:

                    Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding
               Company:

                    Not Applicable

Item 8         Identification and Classification of Members of the Group:

                    This schedule has been filed pursuant to Rule
                    13d-1(b)(1)(ii)(H). Exhibit A hereto sets forth the identity and Item 3 classification of each of each member of the group.

Item 9         Notice of Dissolution of Group:

                    Not Applicable.


                               Page 4 of 6 Pages

Item 10        Certification:

               By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                       MASSACHUSETTS CAPITAL RESOURCE COMPANY

                                       By:
                                          --------------------------------
                                          Name:
                                          Title:

February 14, 1997


                               Page 5 of 6 Pages

                                    EXHIBIT A

     Massachusetts Capital Resource Company is a limited partnership. Each of its partners is an insurance company as defined in Section 3(a)(19) of the Securities Exchange Act of 1934. Its general partners are:

               John Hancock Mutual Life Insurance Company
               New England Life Insurance Company
               Massachusetts Mutual Life Insurance Company
               Allmerica Financial Corporation

     Its limited partners are:

               The Paul Revere Life Insurance Company
               Berkshire Life Insurance Company
               Boston Mutual Life Insurance Company
               Metropolitan Life Insurance Company


                               Page 6 of 6 Pages